

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
Mr. Neil Cole
Chief Executive Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

> **Re: Iconix Brand Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Response dated December 6, 2013**
> **File No. 001-10593**

Dear Mr. Cole:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-8

1. We note your response to comment 1. Since you appear to have made a policy election to exclude restricted cash from cash and cash equivalents pursuant to ASC 230-10-45-6, please remove in future filings the reconciliation to total cash and cash equivalents including restricted cash.

2. We note your response to comment 2. Please tell us how you arrived at the conclusion that distributions to non-controlling interests represent cash outflows from investing activities.

Form 8-K filed October 30, 2013

3. We note your response to comment 3. Your proposed disclosure states that free cash flow is representative of cash flow from operations that is available for repaying debt, investing and capital expenditures. Free cash flow should not be used in a manner that implies that the measure represents the residual cash flow available for discretionary expenditures. Please revise your proposed disclosure accordingly. For guidance, refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.07.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining